SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Blackstone Real Estate Income Fund II

Address of Principal Business Office (No. & Street, City, State, Zip Code): 345 Park Avenue, New York, NY 10154

Telephone Number (including area code): (212) 583-5000

Name and address of agent for service of process: Blackstone Real Estate Income Advisors L.L.C., Attn: Judy Turchin, Esq., 345 Park Avenue, New York, NY 10154

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 25th day of October 2013.

BLACKSTONE REAL ESTATE INCOME FUND II

By:	/s/ Michael Nash
Michael Nash
Chairman, Chief Executive Officer and President

Attest:	/s/ Garrett Goldberg
Garrett Goldberg
Principal Financial Officer